NEWS RELEASE

Paramount Energy Trust Announces that the ARC Funds have filed Applications to the

Alberta and Ontario Securities Commissions Regarding the Profound Energy Inc. Takeover Offer and Proposed Amalgamation

Calgary, Alberta – July 21, 2009 (TSX - PMT.UN) Paramount Energy Trust ("PET" or the "Trust") and (TSX - PFX) Profound Energy Inc. ("Profound") received notice today that ARC Equity Management (Fund 4) Ltd. and ARC Equity Management (Fund 5) Ltd. (collectively, "ARC") have filed an application with the Alberta Securities Commission ("ASC") and the Ontario Securities Commission (the "OSC") challenging certain matters related to (a) the offer dated April 24, 2009 (the "Offer") of PET's indirect wholly-owned subsidiary, 1463072 Alberta Ltd. ("1463072"), for all of the issued and outstanding common shares of Profound Energy Inc. ("Profound"), which expired on July 14, 2009 (b) the proposed amalgamation of 1463072 and Profound, scheduled to be voted upon at a special meeting of Profound shareholders scheduled for August 13, 2009, and (c) Profound's private placement of special warrants (the "Special Warrants") to PET to acquire common shares of Profound, which closed on April 14, 2009 and which special warrants were converted into Profound common shares on June 30, 2009.

ARC has sought orders from the ASC and the OSC generally seeking to (a) prohibit PET from voting the Profound common shares acquired pursuant to the Offer in favour of the proposed amalgamation of 1463072 and Profound or any other second stage transaction, (b) cease trade PET from acquiring any additional Profound common shares as part of any second stage transaction, if PET seeks to vote the Profound common shares issued upon the exercise of the Special Warrants in connection therewith, (c) cease trade the Special Warrants effective June 29, 2009, and (d) stay the holding of any meeting of Profound shareholders or the implementation of any resolution passed thereat pending final disposition of the matters concerning the application.

PET intends to challenge the ARC application before the ASC and the OSC and will file a response in due course.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

Profound Energy Inc. is a junior oil and natural gas company based in Calgary, Alberta.  Profound's common shares are listed on the Toronto Stock Exchange under the symbol "PFX".  Further information with respect to Profound can be found at its website at www.profoundenergy.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp.,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400    Fax: 403 269-4444    Email: info@paramountenergy.com

Susan L. Riddell Rose   President and Chief Executive Officer

Cameron R. Sebastian   Vice President, Finance and Chief Financial Officer

Sue M. Showers            Investor Relations and Communications Advisor

Profound Energy Inc.

Suite 380, 435 - 4 Avenue SW Calgary, Alberta, Canada T2P 3A8

Telephone: 403 237-6102    Fax: 403 237-6103

Evelyn Burnett   Chief Financial Officer